

June 8, 2012

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed January 25, 2012**
> **File No. 001-15024**

Dear Mr. Symonds:

We have reviewed your May 10, 2012 response to our April 12, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Item 5.A Operating Results
Factors Affecting Results of Operations
Patent Expirations, Generic Competition Pressure the Industry, page 89

1. Please refer to your response to comment one. Your response does not appear to address the second part of our original comment to include the factors that would impact the magnitude of the negative impact in your disclosure. Please provide us proposed disclosure to be included in future periodic reports that explains the factors that could change the estimate of the impact that the loss of exclusivity will have on results of operations.

Notes to the consolidated financial statements
15. Trade receivables, page F-48

2. Please refer to your response to comment three. We believe disclosure of the information in your response would be useful to readers of your financial statements and should be made. Please confirm that, starting with your 2012 Form 20-F, you will disclose the total due, the amount past due for more than a year and the provision for Greece, Italy, Spain and Portugal separately. In addition, please confirm that you will disclose that substantially all of the trade receivables are due directly from local governments or from government-funded entities.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief